Mail Stop 0308

      April 19, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Alan Gelband
Chief Executive Officer
Trueyou.com, Inc.
750 Third Avenue, Suite 1600
New York, New York 10017

Re:	Trueyou.com, Inc.
      Amendment No. 1 to Form 10-SB Registration Statement
      File No. 0-51158
      Filed on April 11, 2005

Dear Mr. Gelband:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please note that a Form 10-SB goes effective by lapse of time
60
days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Therefore, you are subject to the reporting requirements under Section 13(a) of the Exchange Act.
2. We note your response to our prior comment 1. It is not sufficient to declare that you believe a statement is true and provide no basis for that belief. For example, on page 3, you state that you believe professional organizations, businesses, and employees obtain several benefits from using your programs, such as increased sales, improved employee retention, and better life balance. However, you provide no basis for your belief that these statements are accurate. Therefore, throughout your document, when you provide factual statements based on your belief or your management`s belief, please include an explanation for the basis of that belief.


Part I

Marketing, Advertising and Sales, page 4
3. We note your response to our prior comment 12. Additionally, please disclose if you have aligned yourself with any companies who sell to corporations and institutions with large internal sales forces, or if you have partnered with any companies that sell to Fortune 1000 companies` sales, human resources, or training departments.
4. Further, in this section and others, you state that you work with your "corporate clients" to assess their needs and shape your programs. However, you state also that you have no clients because you provide your program for free on the internet. Please reconcile these statements and revise your document accordingly.

Competition, page 5
5. We note your response to our prior comment 14. Please disclose the names of your main competitors, especially the ones with whom you compare yourself in your TrueYou Difference section on page 5. Also, please disclose your competitive position in relation to these companies. See Item 101(b)(4) of Regulation S-B.

Risk Factors, page 7
6. We note your response to our prior comment 16. Please include additional risk factors discussing the substantive risks to your business operations and the price of your shares. For example, it appears that you are dependent on third parties for your library of
BestSteps, you employ a consultant on an as needed basis who is responsible for running your website, your only small source of income is through advertising, and your investors will have many risks related to your stock`s volatility, liquidity, dilution, and more. Therefore, please revise this section to add risk factors that more precisely articulate the risks to your business operations and the price of your stock.


Operating Results For December 31, 2004 Compared To 2003, page 13
7. We note your response to our prior comment 28. In your document, please clarify in what year you suspended your sales programs. Also, please tell us why you decided to delete the Operating Results For 2003 Compared To 2002 section from your document. You must discuss your financial condition, changes in financial condition, and results of operations for each of the last two fiscal years. See Item 303(b)
of Regulation S-B. Therefore, you should consider reinserting that section into your document so that you can discuss more completely the changes in your financial condition and your results of operations for fiscal year 2003.

Liquidity and Capital Resources, page 14
8. We note your response to our prior comment 29. In this section, please disclose that your management believes you will require
$60,000 over the next twelve months to continue your business operations.

Item 5, Directors and Executive Officers, Promoters and Control
Persons, page 18
9. We note your response to our prior comment 32. You state that your directors are elected until their successors are duly elected and qualified and that Mr. Gelband has never been reelected director by your stockholders. Please tell us how your Certificate of Incorporation, Bylaws, and applicable state law permit this arrangement.


Part III

Item 1, Index to Exhibits
10. We note your response to our prior comment 48. However, your Certificate of Designation of Series A Preferred Stock, dated July 13, 2004, defines the rights only of your preferred stockholders. Therefore, please file, as an additional Exhibit Number 3, the appropriate instrument or instruments that define your common stockholders` rights. See Item 2(2) of Form 1-A. Please note that you may incorporate by reference, as an exhibit, any portion of a document filed with us that defines the rights of your common stockholders. See Instruction 1 to Item 1 of Part III of Form 10-SB.


*	*	*	*	*	*


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Robert Burnett, Staff Accountant, at (202)
942-
1809, or Michael Moran, Accounting Branch Chief, at (202) 942-
2823,
if you have questions regarding

comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 824-5505 or me at
(202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Louis A. Bevilacqua, Esq.
      Thelen Reid & Priest LLP
	Via Fax: (202) 654-1804

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Trueyou.com, Inc.
April 19, 2005
Page 1